BP 3/16



SECU[illegible] 07004603 [illegible]SSION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. DC
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC GLOBAL FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. BRAND BLVD. SUITE 1950
(No. and Street)

GLENDALE CA 91203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARBARA A. KELLEY 818.245.7522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S. FIGUEROA ST. LOS ANGELES CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/17

OATH OR AFFIRMATION

I, JINGJING YAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC GLOBAL FUND DISTRIBUTORS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of February 2007, by Jing Jing Yan, personally known to me or proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Notary Public

Signature

ASSISTANT TREASURER

Title

LAUREL PAVONE
COMM. #1528550
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 4, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Pacific Global Fund Distributors, Inc.
December 31, 2006
With Report of Independent Registered Public Accounting Firm

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2006

Contents



■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 19, 2007

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	4,593
Commissions receivable from Pacific Advisors Fund Inc.		22,127
Other commissions receivable		16,363
Investments in Pacific Advisors Fund Inc. at market value (cost – $24,289)		28,918
Total assets	$	72,001
Liabilities and shareholder's equity		
Payable to brokers	$	32,942
Accrued expenses		27,163
Total liabilities		60,105
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		104,295
Accumulated deficit		(92,399)
Total shareholder's equity		11,896
Total liabilities and shareholder's equity	$	72,001

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of the Pacific Advisors Fund Inc. (the Fund).

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Investments in Pacific Advisors Fund, Inc.

The Company's investments in the Fund's portfolios are recorded at their quoted market values.

Accrual Basis of Accounting

The accompanying statement of financial condition is presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimate utilized in preparing the statement of financial condition is reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $7,558 which was $2,558 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 7.95 to 1 at December 31, 2006. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes.

5. Related Parties

The Company derives all of its commission income from the Fund and trades executed by the Fund. At December 31, 2006, the Company's receivable from the Fund is $22,127.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed at the Company's discretion. Certain officers of the Company are also officers of the Advisor and the Fund.

At December 31, 2006, the Company had invested $24,289 (market value $28,918) in the Fund.

6. Indemnification

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

END